Exhibit 99.1

Ecopetrol’ Board of Directors Appoints New President

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that its Board of Directors, in a meeting held on August 16, 2017, accepted the resignation of Juan Carlos Echeverry Garzón, current president of the Company, submitted for family reasons, and appointed as his replacement Engineer Felipe Bayón Pardo, current Executive Vice President. The transition in the presidency will be made on September 15, 2017.

The appointment of Bayon is based on the process completed by a subcommittee of the Board of Directors, advised by an international firm specialized in the selection of high-level executives, after a rigorous analysis of the proposed candidates.

The Board of Directors made a special recognition to Juan Carlos Echeverry for the achievements during its management of Ecopetrol, in which he successfully met the challenges of the international oil market and maximized the value of the company for the benefit of its shareholders and all Colombians.

Echeverry formed a talented management group that surpassed the efficiencies and savings goal, and laid the foundations for the Company's growth in the long term. Among its achievements is the discovery of a new hydrocarbon province in the Colombian Caribbean, strengthening ethical and compliance management in the company, and a new strategy in key areas such as finance, projects, supply, human talent, environment and relationship with communities, among others.

The new president of Ecopetrol, Felipe Bayón Pardo, is a mechanical engineer from the University of Los Andes with more than 25 years of experience in the oil and gas industry, both in Colombia and abroad.

For more than 20 years he worked at BP PLC, where he held senior positions such as Senior Vice President BP Americas and Director of the Deepwater International Response Group. Since February 2016, he has led Ecopetrol's operations as Executive Vice President.

Dr. Bayón received the mandate from the Board of Directors to continue the transformation process and focus on profitable growth.

Bogotá D.C., August 17, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

Maria Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co